November 18, 2013

VIA EDGAR AND

OVERNIGHT DELIVERY

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re: SFX Entertainment, Inc. - Application For Withdrawal on Form RW for Registration Statement on Form S-1 (File No. 333-190092)

Ladies and Gentlemen:

SFX Entertainment, Inc. (the “Company”), respectfully requests, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-190092) initially filed with the Securities and Exchange Commission (the “Commission”) on July 24, 2013, together with all exhibits and amendments thereto (collectively, the “Registration Statement”).  The Company is requesting withdrawal of the Registration Statement because it does not believe that pursuing the effectiveness of the Registration Statement is the best use of its resources at this time. In addition, none of the Company’s securities were sold pursuant to the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at howard@sfxii.com, with a copy to Aron Izower of Reed Smith LLP, via email at aizower@reedsmith.com.

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact me at 646-561-6385.

Sincerely,

By:	/s/ Howard J. Tytel
Name: Howard J. Tytel
Title: General Counsel